Exhibit 99.2

EXTRAORDINARY GENERAL MEETING NOVEMBER 29, 2018 AGENDA AND EXPLANATORY NOTES

AGENDA

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF CNH INDUSTRIAL N.V. (THE “COMPANY”) TO BE HELD ON THURSDAY, NOVEMBER 29, 2018 AT 9:00 A.M. CET AT THE OFFICES OF FRESHFIELDS BRUCKHAUS DERINGER LLP, STRAWINSKYLAAN 10, 1077 XZ AMSTERDAM, THE NETHERLANDS

1. OPENING

2. APPOINTMENT OF EXECUTIVE DIRECTORS

a.	Appointment of Hubertus M. Mühlhäuser (voting item)

b.	Appointment of Suzanne Heywood (voting item)

3. CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairman of the meeting will open the Extraordinary General Meeting of shareholders.

Item 2: Appointment of executive directors

Following the resignation of Mr. Richard Tobin as executive director on April 27, 2018 and the passing of Mr. Sergio Marchionne on July 25, 2018, the Company is required to appoint new executive directors. In light of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the worldwide presence of its business, the Board must consist of persons with skills, experiences and cultures, both general and specific, acquired in an international environment, not only in relation to the capital goods industry but also with respect to general macroeconomics and market globalization issues. An adequate and diversified mix of skills, expertise, and other diversity factors are necessary prerequisites to achieve a Board having the appropriate diversification and collegial capabilities.

The composition of the Board should also be correctly balanced between executive directors, i.e. those who hold responsibility for the day-to-day management and are vested with executive powers, and non-executive directors. On the basis of the proposal made by the Governance and Sustainability Committee, the Board therefore proposes that the number of executive directors be confirmed at two, a number deemed appropriate for the effective functioning of the Board.

The Board believes that the appointment of Mr. Hubertus M. Mühlhäuser strengthens the expertise and capabilities of the Board of Directors.

On July 21, 2018, following the note that Mr. Sergio Marchionne would be unable to return to work, the Board designated Suzanne Heywood, a non-executive director of the Board, as Chairman in his absence. The Board believes that the contribution and performance of Ms. Heywood as Chairman and director has been effective, and that she demonstrates commitment to her role in the Company.

Accordingly, the Board recommends:

2a Appointment of Hubertus M. Mühlhäuser as executive director (voting item)

2b Appointment of Suzanne Heywood as executive director (voting item)

Pursuant to article 13, paragraph 3, of the Articles of Association, the term of office of the executive directors will expire on the day of the first Annual General Meeting of shareholders that will be held in 2019. The executive directors’ remuneration will comply with the Remuneration Policy adopted by the shareholders at the Annual General Meeting held in 2014 and updated at the Annual General Meeting held in 2017. The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings).

Item 3: Close of meeting

The chairman of the meeting will close the Extraordinary General Meeting of shareholders. Final greetings.

CNH Industrial N.V.

October 18, 2018

THIS IS NOT A PROXY STATEMENT. THE COMMON SHARES AND SPECIAL VOTING SHARES OF CNH INDUSTRIAL N.V. ARE EXEMPT FROM THE PROXY RULES UNDER THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.